Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	General Information

Eldorado Gold Corporation (“Eldorado” or the “Company”) is a gold exploration, development, mining and production company. The Company has ongoing exploration and development projects in Turkey, China, Greece, Brazil and Romania. The Company acquired control of European Goldfields Ltd. (“EGU”) in February 2012, including its producing mine, Stratoni, and development projects, Olympias and Skouries, in Greece and its development project, Certej, in Romania.

Eldorado is a public company which is listed on the Toronto Stock Exchange and New York Stock Exchange and is incorporated and domiciled in Canada.

2.	Basis of preparation

These consolidated financial statements, including comparatives, have been prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Board of Directors on February 21, 2013.

Upcoming changes in accounting standards

The following standards and amendments to existing standards have been published and are mandatory for Eldorado’s annual accounting periods beginning January 1, 2013, or later periods:

•
IAS 19 Employee Benefits’ – On June 16, 2011, the International Accounting Standards Board (IASB) published a revised version of IAS 19.  The revised IAS 19 (“IAS 19R”) represents IASB’s effort to improve the accounting for employee retirement benefits.  The revisions include:

-	Requirement to recognize past service costs immediately in net income rather than using the corridor method.

-
Requirement to recognize actuarial gains and losses immediately in other comprehensive income OCI. Previously, companies had the option of recognizing actuarial gains and losses through OCI immediately or via use of the corridor method.

-
Requirement that expected return on plan assets be calculated based on the rate used to discount the defined benefit obligation which is based on high quality bond yields.  Previously, equity returns were incorporated into the expected return on plan assets.

-
Requirement for more disclosure relating to the characteristics and risks of the amounts in the financial statements regarding defined benefit plans, including the timing and uncertainty of the entity’s cash flows.

The revised IAS 19 will be applicable for reporting periods starting on or after January 1, 2013 with retrospective application.  If the standard had been effective January 1, 2012, defined benefits expense for the Company would have been reduced by $294.

•
IFRS 9 ‘Financial Instruments: Classification and Measurement’ – This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is recorded at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is measured at fair value with changes in fair value through profit or loss. In addition, this new standard has been updated to include guidance on financial liabilities and derecognition of financial instruments. This standard is effective for years beginning on or after January 1, 2015. The extent of the impact of adoption of IFRS 9 has not yet been determined.

(1)

Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

2.	Basis of preparation (continued)

•
IFRS 10 ‘Consolidated Financial Statements’ – IFRS 10 establishes control as the basis for an investor to consolidate its investee; it defines control as an investor’s power over the investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s return through its power over the investee. This standard is effective for years beginning on or after January 1, 2013. The Company does not expect the adoption of IFRS 10 to have a material impact on the consolidated financial statements.

•
IFRS 11 ‘Joint Arrangements’ – This standard replaces the guidance in IAS 31 ‘Interests in Joint Ventures’.  Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures.  Joint ventures entities are now accounted for using the equity method.

Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation will collapse the proportionately consolidated net asset value into a single investment balance at the beginning of the earliest period presented.  The investment’s opening balance is tested for impairment in accordance with IAS 28 and IAS 36 ‘Impairment of Assets’.

Any impairment losses identified on adoption of the new standard are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented. The Company intends to adopt IFRS 11 in its financial statements for the annual period beginning on January 1, 2013 and does not expect its adoption to have a material impact on the consolidated financial statements.

•
IFRS 12 ‘Disclosure of Interests in Other Entities’ – This IFRS shall be applied by companies with an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities.  The application of this standard intends to enable users of the financial statements to evaluate the nature of and risks associated with its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. Companies will be required to disclose information about significant judgments and assumptions made in determining the control of another entity, the joint control of an arrangement or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle.  This standard is effective for years beginning on or after January 1, 2013.   The Company does not expect the adoption of IFRS 12 to have a material impact on the consolidated financial statements.

•
IFRS 13, ‘Fair value measurement’, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. The Company does not expect the adoption of IFRS 13 to have a material impact on the consolidated financial statements.

•
IFRIC 20 ‘Stripping costs in the production phase of a surface mine’ – This interpretation applies to waste removal costs that are incurred in open pit mining activity during the production phase of the mine.  Recognition of a stripping activity asset requires the asset to be related to an identifiable component of the ore body.  Stripping costs that relate to inventory produced should be accounted for as a current production cost in accordance with IAS 2, ‘Inventories’. Stripping costs that generate a benefit of improved access and meet the definition of an asset should be accounted for as an addition to an existing asset.  Existing stripping costs on the balance sheet at transition that do not relate to a specific ore body should be written off to opening retained earnings. The stripping activity asset shall be depreciated on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity.  This interpretation is effective for years beginning on or after January 1, 2013. The Company does not expect the adoption of IFRIC 20 to have a material impact on the consolidated financial statements as the Company currently applies comparable principles to those found in this interpretation.

•	There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

(2)

Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies

The principal accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements, and have been applied consistently by Eldorado entities.

3.1   Basis of presentation and principles of consolidation

(i)     Subsidiaries and business combinations

Subsidiaries are entities controlled by Eldorado. Control exists when Eldorado has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The acquisition method of accounting is used to account for business acquisitions. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are generally measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest.

The excess of the cost of acquisition over the fair value of Eldorado’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets acquired, the difference, or gain is recognised directly in the income statement.

Transaction costs, other than those associated with the issue of debt or equity securities, which the Company incurs in connection with a business combination, are expensed as incurred.

The most significant wholly owned and partially owned subsidiaries of Eldorado, are presented below:

Subsidiary	Location	Ownership interest	Status	Operations and development projects owned
Tüprag Metal Madencilik Sanayi ve Ticaret AS (“Tüprag”)	Turkey	100%	Consolidated	Kişladağ Mine Efemçukuru Mine
Unamgen Mineração e Metalurgia S/A	Brazil	100%	Consolidated	Vila Nova Iron Ore Mine
Qinghai Dachaidan Mining Ltd (“QDML”)	China	90%	Consolidated	TJS Mine
Thracean Gold Mining SA	Greece	100%	Consolidated	Perama Hill Project
Sino Guizhou Jinfeng Mining Limited	China	82%	Consolidated	Jinfeng Mine
Sino Gold Jilin BMZ Mining Limited	China	95%	Consolidated	White Mountain Mine
Heihe Rockmining Limited	China	95%	Consolidated	Eastern Dragon Project
Brazauro Resources Corporation (“Brazauro”)	Brazil	100%	Consolidated	Tocantinzinho Project
Hellas Gold SA (“Hellas”)	Greece	95%	Consolidated	Stratoni Mine Olympias project Skouries project
Deva Gold SA (“Deva”)	Romania	80%	Consolidated	Certej Project

(ii)    Investments in associates (equity accounted for investees)

Associates are those entities where Eldorado has the ability to exercise significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity. Joint ventures are those entities over whose activities the Company has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

Associates and jointly controlled entities are accounted for using the equity method (equity accounted investees) and are recognized initially at cost. The consolidated financial statements include Eldorado’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of Eldorado, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases.

(3)

Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)

When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Company has an obligation to make, or has made, payments on behalf of the investee.

At each balance sheet date, the investment in associates is assessed for indicators of impairment.

(iii)  Transactions with non-controlling interests

Eldorado treats transactions with non-controlling interests as transactions with third parties. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

(iv)   Transactions eliminated on consolidation

Intra-company and intercompany balances and transactions, and any unrealized income and expenses arising from all such transactions, are eliminated in preparing the consolidated financial statements.

3.2   Foreign currency translation

(i)     Functional and presentation currency

Items included in the financial statements of each of Eldorado’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in U.S. dollars, which is the Company’s functional and presentation currency, as well as the functional currency of all significant subsidiaries.

(ii)   Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement.

3.3   Property, plant and equipment

(i)     Cost and valuation

Property, plant and equipment are carried at cost less accumulated depreciation and any impairment in value. When an asset is disposed of, it is derecognized and the difference between its carrying value and net sales proceeds is recognized as a gain or loss in the income statement.

(ii)    Property, plant and equipment

Property, plant and equipment include expenditures incurred on properties under development, significant payments related to the acquisition of land and mineral rights and property, plant and equipment which are recorded at cost on initial acquisition. Cost includes the purchase price and the directly attributable costs of acquisition or construction required to bring an asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management.

(iii)  Depreciation

Mine development costs, property, plant and equipment and other mining assets whose estimated useful life is the same as the remaining life of the mine are depreciated, depleted and amortized over a mine’s estimated life using the units-of-production method calculated based on proven and probable reserves.

(4)

Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)

Capitalized development costs related to a multi-pit operation are amortized on a pit-by-pit basis over the pit’s estimated life using the units-of-production method calculated based on proven and probable reserves related to each pit.

Property, plant and equipment and other assets whose estimated useful lives are less than the remaining life of the mine are depreciated on a straight-line basis over the estimated useful life of the assets.

Where components of an asset have a different useful life and cost that is significant to the total cost of the asset, depreciation is calculated on each separate component.

Depreciation methods, useful lives and residual values are reviewed at the end of each year and adjusted if appropriate.

(iv)   Subsequent costs

Expenditure on major maintenance or repairs includes the cost of replacement parts of assets and overhaul costs.  Where an asset or part of an asset is replaced and it is probable that further future economic benefit will flow to the Company, the expenditure is capitalized.  Similarly, overhaul costs associated with major maintenance are capitalized when it is probable that future economic benefit will flow to the Company and any remaining costs of previous overhauls relating to the same asset are derecognized.  All other expenditures are expensed as incurred.

(v)    Deferred stripping costs

Stripping costs incurred during the production phase of a mine are considered production costs and included in the cost of inventory produced during the period in which the stripping costs are incurred, unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs are capitalized. Betterment occurs when stripping activity increases future output of the mine by providing access to additional reserves. Stripping costs incurred to prepare the ore body for extraction are capitalized as mine development costs (pre-stripping). Capitalized stripping costs are amor-tized on a unit-of-production basis over the economically recoverable proven and probable reserves to which they relate.

(vi)   Borrowing costs

Borrowing costs are expensed as incurred except where they are directly attributable to the financing of construction or development of qualifying assets requiring a substantial period of time to prepare for their intended future use.  Interest is capitalized up to the date when substantially all the activities necessary to prepare the asset for its intended use are complete.

Investment income arising on the temporary investment of proceeds from borrowings is offset against borrowing costs being capitalized.

(vii)  Mine standby and restructuring costs

Mine standby costs and costs related to restructuring a mining operation are charged directly to expense in the period incurred. Mine standby costs include labour, maintenance and mine support costs during temporary shutdowns of a mine. Restructuring costs include severance payments to employees laid off as a result of outsourcing the mining function.

3.4   Exploration and evaluation expenditures

Exploration expenditures reflect the costs related to the initial search for mineral deposits with economic potential or obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with the acquisition of mineral licenses, prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore. All expenditures relating to exploration activities are expensed as incurred except for the costs associated with the acquisition of mineral licenses which are capitalized.

Evaluation expenditures reflect costs incurred at development projects related to establishing the technical and commercial viability of developing mineral deposits identified through exploration or acquired through a business combination or asset acquisition.

(5)

Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)

Evaluation expenditures include the cost of:

i)
establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve;

ii)	determining the optimal methods of extraction and metallurgical and treatment processes;

iii)	studies related to surveying, transportation and infrastructure requirements;

iv)	permitting activities; and

v)	economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Evaluation expenditures and the subsequent mine development costs are capitalized if management determines that there is sufficient evidence to support probability of generating positive economic returns in the future. A mineral resource is considered to have economic potential when it is expected the technical feasibility and commercial viability of extraction of the mineral resource is demonstrable considering long-term metal prices. Therefore, prior to capitalizing such costs, management determines that the following conditions have been met:

▪	There is a probable future benefit that will contribute to future cash inflows;
▪	The Company can obtain the benefit and control access to it; and
▪	The transaction or event giving rise to the benefit has already occurred.

Expenditures incurred on development projects continue to be capitalized until the mine and mill commences commercial production.  Alternatively, if the factors that impact the technical feasibility and commercial viability of a project change and no longer support the probability of generating positive economic returns in the future, expenditures, will no longer be capitalized.

Expenditures incurred on extensions of mineral properties which are already being mined or developed that increase production volume or extend the life of those properties are also capitalized. The criteria for determining whether expenditures on extensions of mineral properties are capitalized are the same as those presented for capitalizing evaluation expenditures and subsequent mine development costs.  Capitalized expenditures are assessed for potential impairment at the end of each reporting period.

3.5   Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of Eldorado's share of the net assets of the acquired business at the date of acquisition. When the excess is negative (negative goodwill), it is recognized immediately in income. Goodwill on acquisition of subsidiaries and businesses is shown separately as goodwill in the financial statements. Goodwill on acquisition of associates is included in investments in significantly influenced companies and tested for impairment as part of the overall investment.

Goodwill is carried at cost less accumulated impairment losses and tested annually for impairment. Impairment losses on goodwill are not reversed. The impairment testing is performed annually or more frequently if events or changes in circumstances indicate that it may be impaired.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. If the composition of one or more cash-generating units to which goodwill has been allocated changes due to a re-organization, the goodwill is re-allocated to the units affected.

The gain or loss on disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

Acquisitions prior to January 1, 2010

On transition to IFRS, Eldorado elected to restate only those business combinations that occurred on or after January 1, 2010. In respect of acquisitions prior to January 1, 2010, goodwill represents the amount recognized under Eldorado’s previous accounting framework, Canadian GAAP.

(6)

Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)

3.6   Impairment of non-financial assets

Other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  An impairment test is performed when the impairment indicators demonstrate that the carrying amount may not be recoverable and it is reviewed at least annually.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.  The recoverable amount is the higher of an asset’s fair value less cost to sell and value in use.   For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units, or ‘CGU’s).  These are typically the individual mines or development projects.

Value in use is determined as the present value of the future cash flows expected to be derived from an asset or CGU based on the detailed mine and/or production plans. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Fair value less cost to sell is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. For mining assets, fair value less cost to sell is often estimated using a discounted cash flow approach because a fair value is not readily available from an active market or binding sale agreement. Estimated future cash flows are calculated using estimated future prices, mineral reserves and resources, operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate. Non-financial assets other than goodwill impaired in prior periods are reviewed for possible reversal of the impairment when events or changes in circumstances indicate that an item is no longer impaired.

3.7   Financial assets

(i)     Classification

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorised as held for trading unless they are designated as hedges.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities of greater than 12 months after the end of the reporting period, which are classified as non-current assets. Eldorado’s loans and receivables comprise cash and cash equivalents, restricted cash, accounts receivable and other, and restricted assets and other in the balance sheet.

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period. Eldorado’s available-for-sale financial assets comprise marketable securities not held for the purpose of trading.

(ii)   Recognition and measurement

Financial assets are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

(7)

Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)

Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortised cost using the effective interest method.

Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the income statement within ‘Gain or loss on marketable securities’ in the period in which they arise. Dividend income from ‘financial assets at fair value through profit or loss’ is recognised in the income statement as part of other income when Eldorado’s right to receive payments is established.

Gains or losses arising from changes in the fair value of available-for-sale financial assets are recognized in other comprehensive income and presented within equity. When marketable securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in other comprehensive income are included in the income statement as ‘Gain or loss on marketable securities’.

 (iii)  Impairment of financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value. In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset that was previously recognized in profit or loss – is removed from equity and recognized in the income statement.

All impairment losses are recognized in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in equity is transferred to profit or loss. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. Impairment losses recognized for equity securities are not reversed.

3.8   Derivative financial instruments

Derivatives are recognized initially at fair value on the date a derivative contract is entered into. Subsequent to initial recognition, derivatives are measured at fair value, and changes in fair value thereafter are recognized in profit and loss. Fair values for derivative instruments are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date. Derivatives are not accounted for using hedge accounting.

3.9   Inventories

Inventories are valued at the lower of cost and net realizable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows:

i)
Product inventory consists of stockpiled ore, ore on leach pads, crushed ore, in-circuit material at properties with milling or processing operations, gold concentrate, other metal concentrate, iron ore stockpile awaiting shipment, doré awaiting refinement and unsold bullion. Product inventory costs consist of direct production costs including mining, crushing and processing; site administration costs; and allocated indirect costs, including depreciation and amortization of property, plant and equipment.

Inventory costs are charged to production costs on the basis of quantity of metal sold. The Company regularly evaluates and refines estimates used in determining the costs charged to production costs and costs absorbed into inventory carrying values based upon actual gold recoveries and operating plans.

(8)

Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)

ii)
Net realizable value is the estimated selling price, less the estimated costs of completion and selling expenses.

Materials and supplies inventory consists of consumables used in operations, such as fuel, chemicals, reagents and spare parts, which are valued at the lower of average cost and net realisable value and, where appropriate, less a provision for obsolescence. Costs include acquisition, freight and other directly attributable costs.

3.10   Trade receivables

Trade receivables are amounts due from customers for bullion, doré or iron ore sold in the ordinary course of business.

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less a provision for impairment where neccesary.

3.11   Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with maturities at the date of acquisition of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

3.12   Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares held by the Company are classified as treasury stock and recorded as a reduction of shareholders’ equity.

3.13   Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

3.14   Debt and borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortised cost, calculated using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Fees paid on the establishment of loan facilities and other borrowings are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility and other borrowings will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility and borrowings will be drawn down, the fee is capitalised as a pre-payment for liquidity services and amortised over the period of the loan to which it relates.

3.15   Current and deferred income tax

Income tax expense comprises current and deferred tax. Income tax expense is recognized in the income statement except to the extent that it relates to items recognized either in other comprehensive income or directly in equity, in which case it is recognized in other comprehensive income or in equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings. The tax rate used is the rate that is substantively enacted.

(9)

Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

3.16   Employee benefits

(i)       Defined benefit plans

Certain employees have entitlements under Company pension plans which are defined benefit pension plans.  For defined benefit plans, the level of benefit provided is based on the length of service and earnings of the person entitled.

The cost of the defined benefit plan is determined using the projected unit credit method.  The related pension liability recognized in the consolidated balance sheet is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets.

The Company obtains actuarial valuations for defined benefit plans for each balance sheet date. Actuarial assumptions used in the determination of defined benefit pension plan liabilities are based on best estimates, including discount rates, rate of salary escalation and expected retirement dates of employees. The expected long-term rate of return on assets is estimated based on the fair value of plan assets, asset allocation and expected long-term rates of return.

Actuarial gains and losses are recognized in full in the period in which they occur in other comprehensive income without recycling to the statement of income in subsequent periods.  Current service cost, the vested element of any past service cost, the expected return on plan assets and the interest arising on the pension liability are included in the same line items in the statement of income as the related compensation cost.

Past service costs are recognized immediately to the extent the benefits are vested, and otherwise are amortized on a straight-line basis over the average period until the benefits become vested.

(ii)      Termination benefits

Eldorado recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing benefits as a result of an offer made to encourage voluntary termination.  Benefits falling due more than twelve months after the end of the reporting period are discounted to their present value.

(iii)     Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if Eldorado has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

3.17   Share-based payment transactions

The Company applies the fair value method of accounting for all stock option awards and equity settled restricted share units. Under this method the Company recognizes a compensation expense for all stock options awarded to employees, based on the fair value of the options on the date of grant which is determined by using the Black-Scholes option pricing model. For equity settled restricted share units, compensation expense is recognized based on the quoted market value of the shares.

(10)

Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)

The fair value of the options and restricted share units are expensed over the vesting period of the awards with a corresponding increase in equity. No expense is recognized for awards that do not ultimately vest. Deferred share units are liability awards recorded at the quoted market price at the grant date. The corresponding liability is marked to market at each reporting date.

3.18   Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. They are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

(i)       Rehabilitation and restoration

Provision is made for mine rehabilitation and restoration when an obligation is incurred. The provision is recognised as a liability with a corresponding asset recognised in relation to the mine site. At each reporting date the rehabilitation liability is re-measured in line with changes in discount rates, and timing or amount of the costs to be incurred. The rehabilitation liability is classified as an ‘Asset retirement obligation’ on the balance sheet.

The provision recognised represents management’s best estimate of the present value of the future costs required. Significant estimates and assumptions are made in determining the amount of restoration and rehabilitation provisions. Those estimates and assumptions deal with uncertainties such as: requirements of the relevant legal and regulatory frameworks, the magnitude of necessary remediation activities and the timing, extent and costs of required restoration and rehabilitation activity.

These uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision recognised is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs for operating sites are recognised in the balance sheet by adjusting both the restoration and rehabilitation asset and provision. Such changes give rise to a change in future depreciation and financial charges.

3.19    Revenue recognition

Revenue from the sale of bullion, doré, gold concentrate, other metal concentrates and iron ore is recognized when persuasive evidence of an arrangement exists, the bullion, doré, metal concentrates and iron ore has been shipped, title has passed to the purchaser, the price is fixed or determinable, and collection is reasonably assured. Revenues realized from sales of pre-commercial production are recorded as a reduction of property plant and equipment.

Our metal concentrates are sold under pricing arrangements where final metal prices are determined by market prices subsequent to the date of shipment.  Provisional revenue is recorded at date of shipment based on metal prices at that time.  Adjustments are made to the provisional revenue in subsequent periods based on fluctuations in the market prices until date of final metal pricing.  Consequently, at each reporting period the receivable balances relating to sales of concentrates changes with the fluctuations in market prices.

3.20    Finance income and expenses

Finance income comprises interest income on funds invested (including available-for-sale financial assets), gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognized on financial assets. All borrowing costs are recognized in profit or loss using the effective interest method, except for those amounts capitalized as part of the cost of qualifying property, plant and equipment.

(11)

Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)

3.21   Earnings per share

Eldorado presents basic and diluted earnings per share (EPS) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which comprise warrants and share options granted to employees.

4.	Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates include assumptions and estimates relating to determining defined proven and probable reserves, value beyond proven and probable reserves, fair values for purposes of purchase price allocations for business acquisitions, asset impairment analysis, asset retirement obligations, share-based payments and warrants, pension benefits, valuation allowances for deferred income tax assets, the provision for income tax liabilities, deferred income taxes and assessing and evaluating contingencies.

Actual results could differ from these estimates. Outlined below are some of the areas which require management to make judgments, estimates and assumptions in determining carrying values.

Purchase price allocation

Business combinations require judgment and estimates to be made at the date of acquisition in relation to determining asset and liability fair values and the allocation of the purchase consideration over the fair value of the assets and liabilities.

In respect of mining company acquisitions, such as the acquisition of EGU in February 2012, purchase consideration is typically allocated to the mineral reserves and resources being acquired. The estimate of reserves and resources is subject to assumptions relating to life of the mine and may change when new information becomes available. Changes in reserves and resources as a result of factors such as production costs, recovery rates, grade or reserves or commodity prices could impact depreciation rates, asset carrying values and environmental and restoration provisions. Changes in assumptions over long-term commodity prices, market demand and supply, and economic and regulatory climates could also impact the carrying value of assets, including goodwill.

Estimated recoverable reserves and resources

Mineral reserve and resource estimates are based on various assumptions relating to operating matters, including, with respect to production costs, mining and processing recoveries, cut-off grades, as well as assumptions relating to long-term commodity prices and, in some cases, exchange rates, inflation rates and capital costs. Cost estimates are based on feasibility study estimates or operating history. Estimates are prepared by appropriately qualified persons, but will be impacted by forecasted commodity prices, inflation rates, exchange rates, capital and production costs and recoveries amongst other factors. Estimated recoverable reserves and resources are used to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for deferred stripping costs, in performing impairment testing and for forecasting the timing of the payment of decommissioning and restoration costs. Therefore, changes in the assumptions used could impact the carrying value of assets, depreciation and impairment charges recorded in the income statement and the carrying value of the decommissioning and restoration provision.

(12)

Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.	Critical accounting estimates and judgements (continued)

Current and deferred taxes

The Company calculates current and deferred tax provisions for each of the jurisdictions in which it operates. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of financial statements. Therefore, profit in subsequent periods will be affected by the amount that estimates differ from the final tax return.

Judgment is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet. The Company also evaluates the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled. Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions.

Judgement is also required in the application of income tax legislation. These estimates and judgments are subject to risk and uncertainty and could result in an adjustment to current and deferred tax provisions and a corresponding credit or debit to profit.

5.	Acquisition of European Goldfields Ltd.

On February 24, 2012 the Company acquired 100% of the issued and outstanding shares of EGU.  Under the terms of the Arrangement former EGU shareholders received 0.85 of an Eldorado common share and C$0.0001 in cash for each EGU share. Eldorado issued 157,959,316 common shares pursuant to the Arrangement.  EGU holds a 95% stake in the Kassandra Mines district in Greece, which is comprised of the Stratoni Mine, and the Olympias and Skouries development projects, and an 80% stake in the Certej development project in Romania.

The Company acquired EGU to increase its presence in the Aegean region and leverage local operating knowledge and expertise.

The goodwill of $473,782 resulting from the acquisition arises mainly on the recognition of deferred income tax liabilities and non-controlling interests and represents, among other things, the exploration potential within the assets acquired and future variability in the price of minerals. None of the goodwill is deductible for tax purposes.

In April 2007, Hellas Gold (“Hellas”), a subsidiary of EGU, agreed to sell to Silver Wheaton (Caymans) Ltd. (“Silver Wheaton”) all of the silver metal to be produced from ore extracted during the mine-life within an area of approximately seven square kilometres around the Stratoni mine up to 15 million ounces, or 20 million ounces if additional silver is processed through the Stratoni mill from areas other than the current producing mine. The sale was made in consideration of a prepayment to Hellas of $57.5 million in cash, plus a payment per ounce of payable silver equal to the lesser of $3.90 and the prevailing market price per ounce calculated, due and payable at the time of delivery. The expected cash flows associated with the sale of the silver to Silver Wheaton at a price lower than market price have been reflected in the fair value of the mining interest recorded upon acquisition of EGU.

The Company has presented the value of any expected future cash flows from the sale of any future silver production to Silver Wheaton as part of the mining interest, as the Company did not receive any of the original upfront payment. Further, the Company does not believe that the agreement to sell to Silver Wheaton meets the definition of an onerous contract or other liability as the obligation only arises upon production of the silver.

(13)

Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Acquisition of European Goldfields Ltd. (continued)

A preliminary allocation of the purchase price, which is subject to final adjustments, is as follows:

Preliminary purchase price:

157,959,316 common shares of shares of Eldorado at C$15.05/share	$2,380,140
4,713,248 replacement options	31,130
1,931,542 equity settled deferred phantom units	29,105
Cash consideration	19
Total Consideration	$2,440,394

Net assets acquired:

Cash	$18,808
Accounts receivable	20,844
Inventory	9,689
Other assets	9,232
Mining interests	2,745,440
Goodwill	473,782
Accounts payable	(71,944)
Other liabilities	(45,457)
Deferred income taxes	(495,744)
Non-controlling interest	(224,256)
$2,440,394

For the purpose of these consolidated financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed based on management’s best estimates taking into account all available information at the time of acquisition as well as applicable information at the time these consolidated financial statements were prepared. The Company will continue to review information and perform further analysis with respect to these assets, prior to finalizing the allocation of the purchase price in the first quarter of 2013.

Eldorado has conducted a preliminary assessment of contingent liabilities identified during its due diligence and has recognized certain contingent liabilities in its initial accounting for the acquisition. However, the Company is continuing its review to determine whether additional contingent liabilities exist. If during the measurement period new information is found that identifies adjustments to the amount of contingent liabilities recognized initially, or additional contingent liabilities that existed at the acquisition date, then the acquisition accounting will be revised to reflect the resulting adjustments to the amounts initially recognized. During the measurement period the Company has received additional information regarding contingent liabilities that existed at acquisition date.  This added information has resulted in an increase to the liabilities acquired and the goodwill recognized in our March 31, 2012 condensed consolidated financial statements of $36,215.  Furthermore, the Company has revised the valuation model of the acquired assets for new information existing at the acquisition date by changing inputs such as increasing the discount rate on the Greek projects, timing of cash flows at the projects and long term metal pricing.  These changes combined to reduce the fair value of the acquired projects which has resulted in an increase in goodwill of approximately $160,000, a decrease in deferred income tax liability of approximately $42,000 and a decrease in non-controlling interest of approximately $36,000.

(14)

Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Acquisition of European Goldfields Ltd. (continued)

The fair value of the common shares and replacement options issued and the equity settled deferred phantom units (“DPUs”) as part of the consideration paid for EGU was based on the closing share price on February 24, 2012 on the Toronto Stock Exchange.   The value of the replacement options was calculated using the Black-Scholes model.  The following inputs were used to value the replacement options:

Risk-free interest rate	1.28%
Expected volatility (range)	39% – 44%
Expected life (range)	0.7 – 1.7 years
Expected dividends per share	Cdn $0.09
Forfeiture rate	0%

Acquisition related costs of $21,247 have been charged to transaction costs in the consolidated income statement for the year ended December 31, 2012.

These consolidated financial statements include EGU’s results from February 24, 2012 to December 31, 2012. The revenue included in the consolidated income statement since February 24, 2012 contributed by EGU was $48,701.  This is from the sales of zinc, lead and silver concentrates produced at the Stratoni Mine in Greece. The net loss before tax was $26,348.

Had EGU been consolidated from January 1, 2012, the consolidated income statement would include additional revenue of $56,479 and a net loss before tax of $49,392 from EGU.

Eldorado received net cash of $18,789 as a result of the EGU transaction. This net increase of cash was a result of an acquired cash balance of $18,808 less cash consideration of $19.

6.	Cash and cash equivalents

	December 31, 2012 $	December 31, 2011 $
Cash at bank and on hand	559,267	387,761
Short-term bank deposits	257,576	6,002
	816,843	393,763

Short-term deposits at the end of December 31, 2012 include part of the proceeds from the senior notes (note 16(g)). A total of $248,250 was invested in December, 2012 and redeemed in January, 2013.

7.	Restricted cash

Restricted cash represents short-term interest-bearing money market securities and funds held on deposit as collateral for the following loans:

	December 31, 2012 $	December 31, 2011 $

Eastern Dragon CMB standby letter of credit loan (Note 16(c))	-	52,390
Unamgen HSBC letter of credit	-	3,000
Other restricted cash – Hellas SA	241	-
	241	55,390

(15)

Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

8.	Marketable securities

All marketable securities owned by the Company are categorized as available-for-sale.

The fair value of all equity securities is based on the balance sheet date bid prices in an active market.

9.	Accounts receivable and other

	December 31, 2012 $	December 31, 2011 $
Trade receivables	53,147	7,037
Value added and other taxes recoverable	6,724	7,679
Other receivables and advances	27,173	5,528
Prepaid expenses and deposits	25,280	22,065
	112,324	42,309

10.	Inventories

	December 31, 2012 $	December 31, 2011 $

Ore stockpiles	46,826	66,656
In-process inventory and finished goods	83,639	58,382
Materials and supplies	90,301	65,930
	220,766	190,968

The cost of materials and supplies consumed during the year and included in production costs amounted to $181,013 (2011 – $143,985).

11.	Investments in significantly influenced companies

	December 31, 2012 $	December 31, 2011 $

Serabi Mining Plc (“Serabi”)	2,145	3,646
Kopy Goldfields (“Kopy”)	4,929	3,959
Glory Resources (“Glory”)	10,675	11,203
Kenai Resources (“Kenai”)	1,150	-
Nordic Mines (“Nordic”)	9,050	-
	27,949	18,808

(a) Serabi

During 2012, the Company acquired an additional 4,500,000 units of Serabi for $696. As at December 31, 2012, the Company holds 21,340,000 ordinary shares and 750,000 purchase warrants of Serabi. This represents a 26.3% interest in Serabi.

(16)

Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.	Investments in significantly influenced companies (continued)

The investment in Serabi is being accounted for under the equity method as follows:

	2012	2011
	$	$
Balance at January 1,	3,646	6,202
Purchases during the year	696	1,318
Equity loss for the year	(2,197)	(3,874)
Balance at December 31,	2,145	3,646

Based on quoted market prices, the fair value of the Company’s investment in Serabi at December 31, 2012 was $2,145. Subsequent to December 31, 2012, Serabi issued 270,000,000 new shares; the Company did not participate in the issue.  As a result, the Company recorded equity losses at December 31, 2012 to reduce the carrying value of the investment to the fair market value of the Serabi shares.  The Company’s interest in Serabi after the new issue of shares is approximately 6% and the Company will begin to account for the investment as a marketable security in 2013.

Serabi is a gold mining company that is focused on the Tapajós region of Northern Brazil.

(b) Kopy

During 2012, the Company acquired an additional 3,915,000 shares of Kopy for $2,161, including 945,000 purchase warrants.  The Company’s total investment in Kopy amounts to 6,615,000 ordinary shares. This represents a 28.9% interest in Kopy.

The investment in Kopy is being accounted for under the equity method as follows:

	2012	2011
	$	$
Balance at January 1,	3,959	-
Purchases during the year	2,161	4,273
Equity loss for the period	(1,191)	(314)
Balance at December 31,	4,929	3,959

Based on quoted market prices, the fair value of the Company’s investment in Kopy at December 31, 2012 was $2,250.

Kopy is focused on gold exploration and development in the Lena Goldfields area of the Irkutsk region of Russia.

(c) Glory

In November 2011, the Company entered into a purchase agreement with Glory and acquired 44,595,920 ordinary shares for $11,240.  There were no issues of shares in 2012. This represents a 19.9% interest in Glory and, under the agreement, gives the Company the ability to appoint one board member.

The investment in Glory is being accounted for under the equity method as follows:

	2012	2011
	$	$
Balance at January 1,	11,203	-
Purchases during the year	-	11,240
Equity loss for the period	(528)	(37)
Balance at December 31,	10,675	11,203

Based on quoted market prices, the fair value of the Company’s investment in Glory at December 31, 2012was $10,195.

Glory currently holds mineral interests in the Sapes gold project in Thrace, Greece.

(17)

Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.	Investments in significantly influenced companies (continued)

(d) Kenai

In March 2012, the Company entered into a purchase agreement with Kenai and acquired 15,000,000 ordinary shares for $1,496, including 7,500,000 purchase warrants.  This represents a 14.2% interest in Kenai.  If the Company exercised its purchase warrants the Company would hold a 19.6% interest in Kenai. Under the agreement, the Company has the ability to appoint one board member in Kenai.

The investment in Kenai is being accounted for under the equity method as follows:

2012
$
Balance at January 1,	-
Purchases during the year	1,495
Equity loss for the period	(345)
Balance at December 31,	1,150

Based on quoted market prices, the fair value of the Company’s investment in Kenai at December 31, 2012 was $754.

Kenai is focused on gold exploration in Brazil.

(e) Nordic

During 2012, the Company purchased 11,750,000 shares of Nordic for $10,417. This represents a 13.8% interest in Nordic and, under the agreement, gives the Company the ability to appoint one board member in Nordic.

The investment in Nordic is being accounted for under the equity method as follows:

2012
$
Balance at January 1,	-
Purchases during the year	10,416
Equity loss for the period	(1,366)
Balance at December 31,	9,050

Based on quoted market prices, the fair value of the Company’s investment in Nordic at December 31, 2012 was $3,555.

Subsequent to the year ended December 31, 2012, the Company subscribed to an additional 36,855,167 shares which increased the Company’s interest in Nordic to 14.2%.

Nordic is a gold mining and exploration company focusing on the Nordic region of Europe.

12.	Restricted assets and other

	December 31, 2012 $	December 31, 2011 $
Restricted non-current asset – SERP (Note 18)	-	14,456
Restricted credit card deposits	673	648
	673	15,104
Non-current accounts receivable	1,288	369
Prepaid loan costs (Note 16(f))	3,918	2,849
Environmental guarantee deposits	12,468	12,304
Deposit on land acquisition at Jinfeng	654	7,804
Long-term value added and other taxes recoverable	12,845	-
	31,846	38,430

(18)

Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

13.	Property, plant and equipment

	Land and buildings $	Plant and equipment $	Capital works in progress $	Mineral properties and leases $	Total $
Cost
Balance at January 1, 2011	283,929	728,897	140,285	1,818,685	2,971,796
Additions/transfers	58,067	185,012	(81,593)	118,299	279,785
Other movements	-	(6,303)	-	-	(6,303)
Disposals	(345)	(1,418)	-	(3,430)	(5,193)
Balance at December 31, 2011	341,651	906,188	58,692	1,933,554	3,240,085

Balance at January 1, 2012	341,651	906,188	58,692	1,933,554	3,240,085
Additions/transfers	64,272	199,349	75,293	110,439	449,353
Acquistion of EGU	-	345,442		2,399,998	2,745,440
Proceeds on pre-production sales	-	(54,705)		-	(54,705)
Other movements	-	3,309	-	(1,682)	1,627
Disposals	-	(3,621)	-	-	(3,621)
Balance at December 31, 2012	405,923	1,395,962	133,985	4,442,309	6,378,179

Depreciation and impairment losses
Balance at January 1, 2011	(57,697)	(175,572)	-	(38,740)	(272,009)
Depreciation for the year	(31,712)	(63,869)	-	(27,611)	(123,192)
Disposals	1,847	1,179	-	-	3,026
Balance at December 31, 2011	(87,562)	(238,262)	-	(66,351)	(392,175)

Balance at January 1, 2012	(87,562)	(238,262)	-	(66,351)	(392,175)
Depreciation for the year	(25,696)	(61,083)	-	(28,513)	(115,292)
Other movements	-	(4,304)	-	192	(4,112)
Disposals	-	2,142	-	-	2,142
Balance at December 31, 2012	(113,258)	(301,507)	-	(94,672)	(509,437)

Carrying amounts
At January 1, 2011	226,232	553,325	140,285	1,779,945	2,699,787
At December 31, 2011	254,089	667,926	58,692	1,867,203	2,847,910
Balance at December 31, 2012	292,665	1,094,455	133,985	4,347,637	5,868,742

The amount of expenditures capitalized related to exploration and evaluation costs during the year ended December 31, 2012 included in mineral properties and leases was $37,297 (2011 – $24,385).

The amount of capitalized interest during the year ended December 31, 2012 included in property, plant and equipment was $3,382 ($2011 – $3,651).

(19)

Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

14.	Goodwill

	2012	2011
	$	$
Cost
Balance at January 1,	365,928	365,928
Acquired during the year	473,782	-
Balance at December 31,	839,710	365,928

As a result of the preliminary purchase price allocation for the EGU acquisition, the Company recognized goodwill of $473,782 during the year (note 5). The Company will continue to review information and perform further analysis with respect to these assets, prior to finalizing the allocation of the purchase price in the first quarter of 2013.

There has been no goodwill impairment recorded for the years ended December 31, 2012 and 2011.

Impairment tests for goodwill

Goodwill is allocated to Eldorado’s cash-generating units (CGUs). As of December 31, 2012, $365,928 relates to goodwill in our China operating segment.  The remaining $473,782 relates to our Greece operating segment, which remains under review during the measurement period, and is excluded from the impairment test.

The recoverable amount of a CGU is determined based on the higher of the fair value less costs to sell and value-in-use. These calculations use pre-tax cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below.

Goodwill is allocated to the Jinfeng, White Mountain, Eastern Dragon and Tanjianshan CGUs in the amounts of $138,529, $50,276, $174,885 and $2,238, respectively.  Recoverability of goodwill is determined using fair value less costs to sell calculations.

The key assumptions used for fair value less cost to sell calculations are as follows:

	2012	2011
Gold price ($/oz)	$1,350 - $1,700	$1,300 - $1,700
Discount rate	7% - 9%	7% - 9%

These assumptions have been used for the analysis of each CGU.

The discount rates used reflect specific risks relating to the relevant CGUs.

The values assigned to the key assumptions represent management’s assessment of future trends in the gold mining industry and in the global economic environment. The assumptions used are management’s best estimates and are based on both current and historical information from external and internal sources.

15.	Accounts payable and accrued liabilities

	December 31, 2012 $	December 31, 2011 $
Trade payables	101,505	67,056
HST and other taxes	19,607	40,256
Accrued expenses	103,455	61,055
	224,567	168,367

(20)

Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

16.	Debt

	December 31, 2012 $	December 31, 2011 $
Current:
Jinfeng construction loan (a)	-	19,929
Eastern Dragon CMB standby letter of credit loan (c)	-	50,786
Eastern Dragon HSBC revolving loan facility (d)	10,341	10,316
	10,341	81,031
Non-current:
Senior notes (g)	582,974	-
	-	-

Total debt	593,315	81,031

(a) Jinfeng construction loan

In 2009, Guizhou Jinfeng Mining Ltd. (“Jinfeng”), our 82% owned subsidiary entered into a RMB 680.0 million ($108,186) construction loan facility (“the construction loan”) with China Construction Bank (“CCB”). The construction loan has a term of 6 years commencing on February 27, 2009 and is subject to a floating interest rate adjusted annually at 95% of the prevailing lending rate stipulated by the People’s Bank of China for similar loans. The construction loan is secured by the following:

i)	Sino Gold corporate guarantee;
ii)	Pledge of all shares held by Sino Gold in Jinfeng;
iii)	mortgage on all fixed assets of Jinfeng with a value above $100;
iv)	mortgage on Jinfeng mining license and exploration license; and
v)	mortgage on land use right.

While the construction loan is outstanding, Jinfeng is required to obtain written consent from CCB before transferring funds to Sino Gold or any of its subsidiaries and must have a leverage ratio of 64% or lower in order to distribute dividends to its shareholders.

During 2010, Jinfeng pre-paid RMB 180.0 million ($28,637) on the outstanding balance of this loan; during 2011 it made scheduled quarterly payments totalling RMB 140.0 million ($22,273) and pre-paid RMB 230.0 million ($36,592). Then in 2012, Jinfeng made scheduled quarterly payments totalling RMB 130.0 million ($20,682) which repaid the loan in full.

(b) Jinfeng CMB working capital loan

On January 16, 2013, Jinfeng entered into a RMB 100.0 million ($15,910) working capital loan with CMB. Each drawdown bears fixed interest at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. The Facility has a term of up to one year, from January 16, 2013 to January 15, 2014. The facility is unsecured and has no security pledged as collateral.

As at February 5, 2013, Jinfeng has drawn down RMB 78.0 million ($12,410) under this facility and used the proceeds to fund working capital obligations. This tranche of the loan has a term of six months and a fixed interest rate of 5.6%.

(21)

Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

16.	Debt (continued)

(c) Eastern Dragon CMB standby letter of credit loan

In January 2010, Rock Mining Industry Development Company Limited (“Eastern Dragon”), our 95% owned subsidiary, entered into a RMB 320.0 million ($50,786) standby letter of credit loan with CMB. This loan has a one year term. In January 2012, the term was extended for a second year term to January 2013 and the annual management fee of 10% of the interest accrued on the outstanding amount paid quarterly was removed. In addition, the floating interest rate is now adjusted monthly at the prevailing lending rate stipulated by the People’s Bank of China for working capital loans. This loan is collateralized by way of a restricted cash deposit as funding of the irrevocable letter of credit issued by Sino Gold to CMB. The collateral was increased in January 2012 from $52,300 to $56,500.

On February 5, 2010, Eastern Dragon made a drawdown on this loan which was used to repay its letter of credit loan with CCB.

During 2012, Eastern Dragon repaid the full amount of this loan and the restricted cash was released.

(d) Eastern Dragon HSBC revolving loan facility

In May 2010, Eastern Dragon entered into a RMB 80.0 million ($12,728) revolving facility (“the Facility”) with HSBC Bank (China). The Facility can be drawn down in minimum tranches of RMB 1.0 million ($159) or its multiples. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. The Facility has a term of up to one year. In February 2012, the Facility was reviewed by the bank and was extended to March 11, 2013.  The interest rate on this loan as at December 31, 2012 was 6.16%.

As at December 31, 2012, RMB 65.0 million ($10,341) was outstanding on this loan.

The Facility is secured by a letter of guarantee issued by Eldorado. Eldorado must maintain at all times a security coverage ratio of 110% of the amounts drawn down. As at December 31, 2012, the security coverage is $11,375.

This Facility is to be repaid in full when Eastern Dragon obtains the required project approval that will allow it to complete the second drawdown on the project-financing loan.

(e) Eastern Dragon CMB project-financing loan

In 2009, Eastern Dragon entered into a RMB 450.0 million ($71,593) project-financing loan (“project-financing loan”) with CMB. The project-financing loan has three components:

i)	A 5 year term, RMB 320.0 million ($50,911) long term loan (“the long term loan”);
ii)	A 4 year term RMB 100.0 million ($15,910) fixed asset loan (“the fixed asset loan”); and
iii)	A one year term RMB 30.0 million ($4,773) working capital loan (“the working capital loan”).

The project-financing loan is subject to a floating interest rate adjusted quarterly to 90% of the prevailing lending rate stipulated by the People’s Bank of China for similar loans.

The project-financing loan will be secured by an irrevocable letter of Guarantee issued by Sino Gold. Under the terms of the agreement, the following conditions are required to be met before the first drawdown:

1.	Receipt of project approval from the Heilongjiang Provincial Development and Reform Commission;
2.	Sino Gold to open an offshore banking business bank account with CMB and deposit $40,000;
3.
The aggregate of the amount deposited in the offshore account, Eastern Dragon registered capital and shareholder and entrusted loan is at least $84,660 (this threshold has been reached as at December 31, 2009).

In addition, before the drawdown on the fixed asset loan, Eastern Dragon is required to obtain the gold operation permit.

(22)

Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

16.	Debt (continued)

The working capital loan can be drawn down once the following conditions are satisfied:

i)	The project obtains the mining license;
ii)	The project has been developed and is in production;
iii)	The gold operation permit has been granted; and
iv)	The safety production permit and environmental protection permit have been granted.

The project-financing loan requires Eastern Dragon to maintain a liability to asset ratio of 70% or lower, excluding shareholder loan and total banking debt cannot exceed RMB 550.0 million ($87,503) and it is subject to an annual management fee of 10% of the annual interest on the drawn down amount.

No amounts were drawn down under the project-financing loan as at December 31, 2012.

(f) HSBC revolving credit facility

In October 2011, the Company entered into a $280.0 million revolving credit facility with HSBC (“the credit facility”) and a syndicate of other banks.  The credit facility was to mature on October 12, 2015.

In November 2012, the Company amended, restated and increased the existing revolving credit facility with HSBC (“the amended and restated credit agreement” or “ARCA”) to $375.0 million.  The ARCA matures on November 23, 2016.  The ARCA is secured by the shares of SG Resources and Tuprag, wholly owned subsidiaries of the Company.

The ARCA contains covenants that restrict, among other things, the ability of the Company to incur an aggregate unsecure indebtedness exceeding $850.0 million, incur secured indebtedness up to $200.0 million, make distributions in certain circumstances, sell material assets and carry on a business other than one related to the mining business. Significant financial covenants include a maximum debt to Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) of 3.5:1 and a minimum EBITDA to interest of 3:1.  The Company is in compliance with these covenants at December 31, 2012.

Loan interest is variable dependent on a leverage ratio pricing grid.  The Company’s current leverage ratio is approximately 1:1.  At this ratio, interest charges and fees are as follows: LIBOR plus margin of 2.00% and undrawn standby fee of 0.50%. Fees of $2,999 were paid on the establishment of the credit facility in 2011, and additional fees of $1,729 were paid on the amendment to the credit facility. These amounts have been deferred as pre-payments for liquidity services and will be amortized over the term of the credit facility. As at December 31, 2012, the prepaid loan cost on the balance sheet was $3,918 (Note 12).

No amounts were drawn down under the ARCA as at December 31, 2012.

(g) Senior notes

On December 10, 2012, the Company completed an offering of $600.0 million senior notes (“the notes”) at par value, with a coupon rate of 6.125% due December 15, 2020.  The notes pay interest semi-annually on June 15 and December 15.  The Company received proceeds of $589.5 million from the offering, which is net of the commission payment.  The commission of $10,500 will be recognized in the consolidated income statement over the term of the notes.   In addition, net deferred financing costs of $6,526 have been included as an offset in the balance of the notes in the financial statements and are also being amortized over the term of the notes.  The notes are redeemable by the Company in whole or in part, for cash:

i)
At any time prior to December 15, 2016 at a redemption price equal to 100% of the aggregate principal amount of the notes at the treasury yield plus 50 basis points, and any accrued and unpaid interest;

ii)
On and after the dates provided below, at the redemption prices, expressed as a percentage of principal amount of the notes to be redeemed, set forth below, plus accrued and unpaid interest on the notes:

December 15, 2016                                103.063%
December 15, 2017                                101.531%
2018 and thereafter                               100.000%

(23)

Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

16.	Debt (continued)

The early prepayment prices are to reimburse the lender for lost interest for the remaining term.  The fair market value of the notes as at December 31, 2012 is $612.0 million.

Net deferred financing costs of $6,526 have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

(h) Entrusted loan

In November 2010, Eastern Dragon, HSBC Bank (China) and Qinghai Dachaidan Mining Ltd (“QDML”), our 90% owned subsidiary, entered into a RMB 12.0 million ($1,909) entrusted loan agreement, which was subsequently increased to RMB 180.0 million ($28,637) in September 2011 and to RMB 620.0 million ($98,640) in September 2012.

Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon.

The entrusted loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. Each draw down has a term of three months and can be rolled forward at the discretion of QDML. The interest rate on this loan as at December 31, 2012 was 4.59%.

As at December 31, 2012, RMB 543.0 million ($86,389) had been drawn under the entrusted loan.

Subsequent to December 31, 2012, RMB 5.0 million ($795) was drawn under this loan.

The entrusted loan has been recorded on a net settlement basis.

17.	Asset retirement obligations

		Asset retirement obligations
	Greece $	Brazil $	China $	Turkey $	Total $
At January 1, 2011	-	2,841	17,103	13,284	33,228
Accretion during the year	-	135	855	556	1,546
Revisions to estimate of obligation	-	269	1,991	6,179	8,439
At December 31, 2011	-	3,245	19,949	20,019	43,213
Estimated undiscounted amount	-	4,281	25,788	51,640	81,709

At January 1, 2012	-	3,245	19,949	20,019	43,213
Acquired during the year	6,750	-	-	-	6,750
Accretion during the year	272	135	865	570	1,842
Revisions to estimate of obligation	26,627	26	4,789	(3,276)	28,166
At December 31, 2012	33,649	3,406	25,603	17,313	79,971
Estimated undiscounted amount	33,041	3,923	29,856	43,454	110,274

The Company’s asset retirement obligations relate to the restoration and rehabilitation of the Company’s mining operations and projects under development. The expected timing of the cash flows in respect of the provision is based on the closure of the various mining operations.

(24)

Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

17.	Asset retirement obligations (continued)

The provision is calculated as the present value of estimated future net cash outflows based on the following key assumptions:

		Asset retirement obligations
	Greece	Brazil	China	Turkey
	%	%	%	%
At January 1, 2011
Inflation rate	-	5.0	4.0	5.0
Discount rate	-	3.3	2.0 to 3.3	4.1 to 4.3

At December 31, 2011
Inflation rate	-	3.5	3.5	3.5
Discount rate	-	3.1	3.1	3.1

At December 31, 2012
Inflation rate	2.5	2.5	2.5	2.5
Discount rate	0.7 to 2.7	1.6	0.7 to 1.8	1.9 to 3.0

The discount rate is a risk-free rate determined based on U.S. Treasury bond rates. U.S. Treasury bond rates have been used for all of the mine sites as the liabilities are denominated in U.S. dollars as the majority of the expenditures are expected to be incurred in U.S. dollars. The inflation rates used in determining the present value of the future net cash outflows are based on worldwide inflation rates.

Environmental guarantee deposits exist with respect to the environmental rehabilitation of the mines in China (Note 12). Additionally, the Company has provided a €50.0 million Letter of Guarantee to the Ministry of Environment of Greece as security for the due and proper performance of rehabilitation works in relation to the mining and metallurgical facilities of the Kassandra Mines and the removal, cleaning and rehabilitation of the old Olympias tailings

18.	Defined benefit plans

	December 31,	December 31,
	2012	2011
	$	$
Balance sheet obligations (asset) for:
Pension plan	616	388
Non-registered supplementary pension plan	(5,187)	19,581
	(4,571)	19,969

(25)

Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

18.	Defined benefit plans (continued)

	Year ended	Year ended
	December 31,	December 31,
	2012	2011
	$	$
Income statement charge for:
Pension plan	146
Non-registered supplementary pension plan	1754	118
	1,900	1,970
		2,088

Actuarial losses recognised in the statement of other
comprehensive income in the period (before tax)	12,981	6,661
Cumulative actuarial losses recognised in the statement of other
comprehensive income (before tax)	22,277	9,296

The Company operates defined benefit pension plans in Canada with two components: a registered pension plan (“the Pension Plan”) and non-registered supplementary pension plan (“the SERP”). During the second quarter of 2012, the Company set up a Retirement Compensation Arrangement (“RCA”) trust account in connection with its non-registered supplementary pension plan. As it is a trust account, the assets in the account are protected from the Company’s creditors.  The RCA requires the Company to remit 50% of any contributions made to the Receiver General for Canada to a refundable tax account.

These plans, which are only available to certain qualifying employees, provide benefits based on an employee’s years of service and final average earnings at retirement. Annual contributions related to these plans are actuarially determined and made at or in excess of minimum requirements prescribed by legislation.

Eldorado’s plans have actuarial valuations performed for funding purposes. The Pension Plan last had an actuarial valuation performed as of January 1, 2011 for funding purposes with the next required valuation as of January 1, 2014. The SERP’s last valuation was on January 1, 2012 for funding purposes and the next valuation will be prepared in accordance with the terms on the pension plan. The measurement date to determine the pension obligation and assets for accounting purposes was December 31, 2012.

The SERP is designed to provide supplementary pension benefits to qualifying employees affected by the maximum pension limits under the Income Tax Act pursuant to the registered Pension Plan. Further, the Company is not required to pre-fund any benefit obligation under the SERP.

Total cash payments

Amount contributed to the Pension Plan and the SERP was $39,601 (2011 – $7,549). Cash payments totalling $172 were made directly to beneficiaries during the year (2011 – $174). The Company expects to contribute $127 to the Pension Plan and $2,836 to the SERP in 2013.

The estimated future pension payments for the next five years and five years thereafter are as follows:

	2013 $	2014 $	2015 $	2016 and later $
Estimated future pension payments	253	1,811	1,811	2,187

(26)

Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

18.	Defined benefit plans (continued)

The amounts recognised in the balance sheet are determined as follows:

	December 31, 2012		December 31, 2011
	Pension Plan	SERP	Pension Plan	SERP
	$	$	$	$

Present value of funded obligations	2,585	35,903	2,101	19,581
Fair value of plan assets	(1,969)	(41,090)	(1,713)	-
Liability (asset) on balance sheet	616	(5,187)	388	19,581

The movement in the defined benefit obligation over the year is as follows:

	2012			2011
	Pension Plan	SERP	Total	Pension Plan	SERP	Total
	$	$	$	$	$	$
Balance at January 1,	2,101	19,581	21,682	1,609	11,690	13,299
Current service cost	154	1,470	1,624	120	1,292	1,412
Interest cost	100	925	1,025	92	678	770
Actuarial losses	182	13,619	13,801	265	6,396	6,661
Benefit payments	-	(172)	(172)	-	(174)	(174)
Exchange variance	48	480	528	15	(301)	(286)
Balance at December 31,	2,585	35,903	38,488	2,101	19,581	21,682

The movement in the fair value of plan assets of the year is as follows:

	Pension Plan	SERP	Pension Plan	SERP
	$	$	$	$
At January 1,	1,713	-	1,280	-
Expected return on plan assets	108	641	94	-
Actuarial gains and losses	(20)	841	58	-
Contributions by employer	130	39,471	322	-
Exchange variance	38	137	(41)	-
At December 31,	1,969	41,090	1,713	-

(27)

Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

18.	Defined benefit plans (continued)

The amounts recognised in the income statement are as follows:

	2012		2011
	Pension Plan	SERP	Pension Plan	SERP
	$	$	$	$

Current service cost	154	1,470	120	1,292
Interest cost	100	925	92	678
Expected return on plan assets	(108)	(641)	(94)	-
Defined benefit plans expense	146	1,754	118	1,970

The actual return on plan assets was $1,520 (2011 – $152).

The principal actuarial assumptions used were as follows:

	2012		2011
	Pension Plan	SERP	Pension Plan	SERP
	%	%	%	%

Expected return on plan assets	6.0	3.0	6.5	6.5
Discount rate - beginning of year	4.5	4.5	5.5	5.5
Discount rate - end of year	3.9	3.9	4.5	4.5
Rate of salary escalation	3.0	3.0	3.0	3.0
Average remaining service period of active employees expected to receive benefits	7.8 years	7.8 years	6.7 years	6.7 years

The assumptions for the expected long-term rate of return on plan assets for the purposes of the actuarial valuation are based on the asset mix of the portfolio, historical data from similar plans and the review of projected returns by asset class.

Plan Assets
The assets of the Pension Plan and the amounts deposited in the SERP account are managed by a major investment management company and are invested only in conformity with the investment requirements of applicable pension laws.

The following table summarizes the defined benefit plans’ weighted average asset allocation percentages by asset category at December 31:

	December 31, 2012		December 31, 2011
	Pension Plan	SERP	Pension Plan	SERP
Cash and equivalents	1%	49%	2%	2%
Fixed income	99%	22%	98%	43%
Equity	-	29%	-	55%
Total	100%	100%	100%	100%

(28)

Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

18.	Defined benefit plans (continued)

The sensitivity of the overall pension liability to changes in the weighted principal assumptions is:

	Change in assumption	Impact on overall liability
Discount rate	Increase by 0.5%	Decrease by 6.2%
	Decrease by 0.5%	Increase by 6.8%
Salary escalation rate	Increase/decrease by 0.5%	Increase/decrease by 0.3%

19.	Income tax expense and deferred taxes

Total income tax expense consists of:

	December 31,	December 31,
	2012	2011
	$	$
Current tax expense	142,587	163,783
Deferred tax expense (recovery)	(14,311)	1,804
	128,276	165,587

Total income tax expense attributable to geographical jurisdiction is as follows:

	2012	2011
	$	$
Turkey	74,052	94,781
China	52,794	70,131
Greece	847	260
Brazil	1,110	125
Canada	-	172
Romania	(540)	-
Other jurisdictions	13	118
	128,276	165,587

(29)

Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

19.	Income tax expense and deferred taxes (continued)

Factors affecting income tax expense for the year:

	2012	2011
	$	$
Profit before income tax	446,951	512,810
Canadian statutory tax rate	25.00%	26.50%
Tax on profit at Canadian statutory tax rate	111,738	135,895

Items that cause an increase (decrease) in income tax expense:

Foreign income subject to different income tax rates than Canada	(18,256)	(23,973)
Derecognition (initial recognition) of deferred tax assets	-	(7,634)
Non-tax effected operating losses and capital gains	19,261	16,593
Non-deductible expenses and other items	12,179	9,302
Foreign exchange and other translation adjustments	(6,325)	18,699
Amounts under (over) provided in prior years	(50)	5,800
Investment tax credits	(15,846)	-
Withholding tax on foreign income	25,575	10,905
Income tax expense	128,276	165,587

The Canadian income tax rate declined during the year due to changes in the law that reduced corporate income tax rates in Canada.

The change for the year in the Company's net deferred tax position was as follows:

	2012	2011
Net deferred tax asset (liability)	$	$
Balance at January 1,	(332,320)	(330,512)
Deferred income tax (expense) recovery in the income statement	14,311	(1,804)
Deferred income tax charged to other comprehensive income	-	(12)
Adjustments to acquisitons	(495,744)	-
Other	(39)	8
Net balance at December 31,	(813,792)	(332,320)

The composition of the Company’s net deferred income tax asset and liability and deferred tax expense (recovery) is as follows:

					Expense (recovery)
Type of temporary difference	Deferred tax assets		Deferred tax liabilities		on the income statement
	2012	2011	2012	2011	2012	2011
	$	$	$	$	$	$
Property, plant and equipment	2,428	1,838	852,556	346,687	7,506	9,259
Loss carryforwards	11,246	11,142	-	-	329	(4,561)
Liabilities	15,955	11,534	5,510	6,365	(5,372)	2,015
Investment tax credits	11,050	-	-	-	(11,050)	-
Other items	4,549	1,536	954	5,318	(5,724)	(4,909)
Balance at December 31,	45,228	26,050	859,020	358,370	(14,311)	1,804

(30)

Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

19.	Income tax expense and deferred taxes (continued)

Unrecognized deferred tax assets	2012	2011
	$	$
Tax losses	92,566	61,287
Other deductible temporary differences	4,471	9,639
Total unrecognized deferred tax assets	97,037	70,926

Unrecognized tax losses

At December 31, 2012 the Company had losses with a tax benefit of $92,566 (2011 – $61,287) which are not recognized as deferred tax assets. The Company recognizes the benefit of tax losses only to the extent of anticipated future taxable income that can be reduced by the tax losses. The gross amount of the tax losses for which a tax benefit has not been recorded expire as follows:

Expiry date	Canada	Brazil	Greece	Australia	Total
	$	$	$	$	$
2013	5,989	-	1,679	-	7,668
2015	6,030	-	8,355	-	14,385
2016	-	-	600	-	600
2025	7,946	-	-	-	7,946
2026	14,874	-	-	-	14,874
2027	10,729	-	-	-	10,729
2028	25,906	-	-	-	25,906
2029	23,457	-	-	-	23,457
2030	7,515	-	-	-	7,515
2031	45,375	-	-	-	45,375
2032	86,548	-	-	-	86,548
No Expiry	-	9,354	-	34,596	43,950
	234,369	9,354	10,634	34,596	288,953

Capital losses with no expiry	146,309	-	-	-	146,309

Tax effect of total losses not recognized	76,881	3,180	2,127	10,378	92,566

Deductible temporary differences

At December 31, 2012 the Company had deductible temporary differences for which deferred tax assets of $4,471 (2011 – $9,639) have not been recognized because it is not probable that future taxable profits will be available against which the Company can utilize the benefits. The vast majority of these temporary benefits have no expiry date.

Temporary differences associated with investments in subsidiaries

The Company has not recognized deferred tax liabilities in respect of historical unremitted earnings of foreign subsidiaries for which we are able to control the timing of the remittance and are considered reinvested for the foreseeable future.  At December 31, 2012, these earnings amount to $1,397,881 (2012 - $1,028,127).  Substantially all of these earnings would be subject to withholding taxes if they were remitted by the foreign subsidiaries.

(31)

Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

19.	Income tax expense and deferred taxes (continued)

Tax Credits

The Company has $3,900 (2011 – $18,600) of tax credits that have not been recognized.

Other factors affecting taxation

During the year the Turkish Lira has strengthened.  This has caused a deferred income tax recovery during the year of $6,294 due to the increase in the value of the future tax deductions associated with the Turkish operations.  The Company expects that in the future significant foreign exchange movements in the Turkish Lira, Euro or Chinese Renminbi in relation to the U.S. dollar will cause significant volatility in the deferred income tax expense or recovery.

During the year the Company’s income tax expense was reduced by $15,846 due to the benefit of investment tax credits associated with the Efemçukuru  Mine in Turkey.  In the current year, $4,796 of the investment tax credit was used while $11,050 is expected to be realized in future periods.

20.	Share capital

Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At December 31, 2012 there were no non-voting common shares outstanding (December 31, 2011 – none).

Voting common shares	Number of Shares	Total $

At January 1, 2011	548,187,192	2,814,679
Shares issued upon exercise of share options, for cash	3,399,096	30,115
Estimated fair value of share options exercised	-	9,410
Shares issued for cash upon exercise of warrants	96,629	1,485
At December 31, 2011	551,682,917	2,855,689
Shares issued upon exercise of share options, for cash	3,271,683	22,145
Estimated fair value of share options exercised	-	23,221
Shares issued for acquisition of subsidiary	157,959,316	2,380,140
Common shares issued for deferred phantom units	1,430,560	19,762
At December 31, 2012	714,344,476	5,300,957

21.	Share-based payments

(a) Share option plans

The Company has two share option plans (“Plans”) approved by the shareholders under which share purchase options (“Options”) can be granted to directors, officers, employees and consultants.

The Company’s Employee Plan (“Employee Plan”), as amended from time to time, was established in 1994. Subject to a 10-year maximum, Employee Plan Options generally have a five-year term. Employee Plan Options vest at the discretion of the Board of Directors at the time an option is granted, typically in three separate tranches over two years. As at December 31, 2012, a total of 6,269,117 options (2011 – 9,710,429) were available to grant to employees, consultants or advisors under the Employee Plan.

(32)

Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

21.	Share-based payments (continued)

The Company’s Directors and Officers Plan (“D&O Plan”) was established in 2003 and amended in 2005. Subject to a 10-year maximum, D&O Plan Options generally have a five-year term. D&O Plan Options vest at the discretion of the Board of Directors at the time an option is granted, typically in three separate tranches over two years. As at December 31, 2012, a total of 8,112,250 Options (2011 – 9,687,704) were available to grant to directors and officers under the D&O Plan.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2012		2011
	Weighted average exercise price Cdn$	Number of options	Weighted average exercise price Cdn$	Number of options
At January 1,	12.60	8,616,113	9.49	8,720,524
Regular options granted	14.80	5,915,081	16.53	3,869,691
Replacement options granted on acquisition of European Goldfields Ltd (note 5)	9.73	4,713,248	-	-
Exercised	6.73	(3,271,683)	8.70	(3,399,096)
Forfeited	15.24	(898,315)	14.96	(575,006)
At December 31,	13.68	15,074,444	12.60	8,616,113

At December 31, 2012, 10,293,934 share purchase options (December 31, 2011 – 4,992,624) with a weighted average exercise price of Cdn$12.99 (December 31, 2011 – Cdn$10.57) had vested and were exercisable. Options outstanding are as follows:

	December 31, 2012
	Total options outstanding			Exercisable options
Range of exercise price Cdn$	Shares	Weighted average remaining contractual life (years)	Weighted average exercise price Cdn$	Shares	Weighted average exercise price Cdn$

$4.00 to $4.99	1,135,936	0.8	4.88	1,135,936	4.88
$5.00 to $5.99	66,250	1.1	5.92	66,250	5.92
$6.00 to $6.99	201,000	0.2	6.38	201,000	6.38
$7.00 to $7.99	725,000	2.6	7.13	725,000	7.13
$9.00 to $9.99	302,900	1.3	9.64	302,900	9.64
$10.00 to $10.99	162,922	4.0	10.85	54,306	10.85
$11.00 to $11.99	10,000	1.2	11.40	10,000	11.40
$12.00 to $12.99	744,485	4.0	12.70	330,649	12.66
$13.00 to $13.99	2,242,122	2.1	13.24	2,242,122	13.24
$14.00 to $14.99	325,622	4.5	14.61	184,094	14.72
$15.00 to $15.99	5,097,383	4.1	15.25	1,890,279	15.27
$16.00 to $16.99	4,016,824	3.3	16.57	3,114,064	16.55
$18.00 to $18.99	24,000	2.9	18.81	24,000	18.81
$19.00 to $20.02	20,000	3.8	19.19	13,334	19.19

	15,074,444	3.2	13.68	10,293,934	12.99

Share based payments expense related to share options for the year ended December 31, 2012 was $15,933 (2011 – $14,104)

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Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

21.	Share-based payments (continued)

The assumptions used to estimate the fair value of options granted during the years ended December 31, 2012 and 2011 were:

	2012	2011

Risk-free interest rate (range)	1.08% – 1.23%	1.60% – 2.05%
Expected volatility (range)	39% – 46%	29% – 61%
Expected life (range)	0.7 – 2.7 years	0.8 – 2.8 years
Expected dividends	Cdn $0.10 to $0.12	Cdn $0.08 to $0.10
Forfeiture rate	6%	4%

The weighted average fair value per stock option was Cdn$2.80 (2011 – Cdn$3.75). Volatility was determined based on the historical volatility over the estimated lives of the options.

(b) Restricted share unit plan

In March 2011, the Company commenced a Restricted Share Unit (‘‘RSU’’) plan whereby restricted share units may be granted to senior management of the Company.  Once vested, an RSU is exercisable into one common share entitling the holder to receive the common share for no additional consideration. A portion of the RSUs granted have a vesting schedule where half vest immediately and the remaining half vest on the first anniversary of the grant.  The remaining portion of the RSUs granted vest over two years with one third of the RSUs vesting immediately.

The current maximum number of common shares authorized for issue under the RSU plan is 1,500,000. A total of 470,070 RSUs (2011 – 416,454) at a grant-date fair value of Cdn$14.65 per unit were granted during the year ended December 31, 2012 (2011 – Cdn$15.69) and 156,691 were exercisable at December 31, 2012 (2011 – 168,027).

The fair value of each RSU issued is determined as the closing share price at grant date.

A summary of the status of the RSU plan and changes during the year is as follows:

	2012	2011
At January 1,	253,587	-
Granted	470,070	416,454
Redeemed	(257,825)	(146,059)
Forfeited	-	(16,808)
At December 31,	465,832	253,587

As at December 31, 2012, 465,832 common shares purchased by the Company remain held in trust in connection with this plan (2011 – 253,587). At the end of the period, 80,011 RSUs are fully vested and exercisable (2011 – 21,968). These shares purchased and held in trust have been included in treasury stock in the balance sheet.

Restricted share units expense for the year ended December 31, 2012 was $5,159 (2011 – $5,166).

(c) Deferred share units plan

In July 15, 2010 the Company adopted the Independent Directors Deferred Share Unit (“DSU”) Plan under which DSU’s will be granted by the Board from time to time to independent directors (“participants”). The performance period of each DSU commences on the Grant Date and expires on the Termination Date of the participant. The Termination Date is when the participant ceases to be a Director of the Company. On redemption each unit entitles the participant to receive a cash payment equal to the market value of the Company’s shares on the date of redemption. At December 31, 2012, 126,406 DSUs were outstanding (2011 – 65,982 DSUs) with a value of $1,626 (2011 – $910), which is included in accounts payable and accrued liabilities.

Compensation expense related to the DSUs was $702 for the year ended December 31, 2012 (2011 – $452).

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Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

21.	Share-based payments (continued)

(d) Deferred phantom units

In accordance with the acquisition agreement of EGU (note 5), the EGU DPUs will be converted on redemption to Eldorado shares using the 85% share exchange ratio as indicated within the plan of Arrangement.  The DPU plan was amended to allow for share settlement only.  Each DPU is exercisable into one common share entitling the holder to receive the common share for no additional consideration.  During the year, 1,430,560 DPUs were exercised. The remaining 500,982 DPUs are expected to be exercised during 2013.

22.	Supplementary cash flow information

	December 31, 2012 $	December 31, 2011 $
Changes in non-cash working capital
Accounts receivable and other	(47,729)	(7,902)
Inventories	(18,346)	(13,299)
Accounts payable and accrued liabilities	(86,397)	31,149
Total	(152,472)	9,948

Supplementary cash flow information
Income taxes paid	105,364	134,594
Interest paid	4,013	7,856

Non-cash investing and financing activities
Shares, options and DPUs issued on acquisition of European Goldfields Ltd.	2,440,375	-

23.	Financial risk management

23.1    Financial risk factors

Eldorado’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk and price risk), credit risk and liquidity risk. Eldorado’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on Eldorado’s financial performance.

(a)	Market risk

(i) Foreign exchange risk

The Company operates principally in Canada, Turkey, China, Brazil, Greece and Romania, and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies. Foreign exchange risk arises when future commercial transactions or recognised assets or liabilities are denominated in a currency that is not the entity’s functional currency.

Eldorado’s cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities and debt are denominated in several currencies, and are therefore subject to fluctuation against the U.S. dollar.

The table below summarizes Eldorado’s exposure to the various currencies denominated in the foreign currency, as listed below:

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Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

23.	Financial risk management (continued)

	Canadian dollar	Australian dollar	Euro	Swedish Krona	Romanian Lei	Great Brithish Pound	Turkish lira	Chinese renminbi	Brazilian real

Cash and cash equivalents	256,134	1,141	2,806	-	3,874	305	3,608	691,460	2,442
Marketable securities	1,979	-	-	-	-	-	-	-	-
Accounts receivable and other	2,147	-	7,418	38,775	3,471	-	26,082	142,235	35,279
Accounts payable and accrued liabilities	(12,670)	-	(33,744)	-	(1,474)	-	(61,235)	(687,162)	(6,807)
Debt	-	-	-	-	-	-	-	(64,998)	-
Net balance	247,590	1,141	(23,520)	38,775	5,871	305	(31,545)	81,535	30,914

Equivalent in U.S. dollars	$248,857	$1,187	$(31,013)	$5,967	$1,749	$495	$(17,696)	$12,972	$15,132

Based on the balances as at December 31, 2012, a 1% increase/decrease in the U.S. dollar exchange rate against all of the other currencies on that date would have resulted in a increase/decrease of approximately $2,377 in profit before taxes. There would be no effect in other comprehensive income.

Cash flows from operations are exposed to foreign exchange risk, as commodity sales are set in U.S. dollars and a certain amount of operating expenses are in the currency of the country in which mining operations take place.

(ii) Metal price risk and other price risk

Eldorado is subject to price risk for fluctuations in the market price of gold and other metals. Gold and other metals prices are affected by numerous factors beyond the Company’s control, including central bank sales, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand and political and economic conditions.

Worldwide gold and other metals production levels also affect their prices, and the price of these metals is occasionally subject to rapid short-term changes due to speculative activities. The Company has elected not to actively manage its exposure to metal price risk at this time. From time to time, Eldorado may use commodity price contracts to manage its exposure to fluctuations in the price of gold and other metals.

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

Eldorado’s other price risk includes equity price risk, whereby the Company’s investments in marketable securities are subject to market price fluctuation.

(iii) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term nature. The majority of the Company’s debt is in the form of notes with a fixed interest rate of 6.13%. As at December 31, 2012 the average interest rate in Eldorado’s debt was 6.09% (2011 – 6.09%). A 10% increase or decrease in the interest rate on debt held at December 31, 2012 would result in a $63 increase or decrease (2011 – $125) in the Company’s profit before tax.

(b) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash and accounts receivable. Eldorado deposits its cash and cash equivalents, including restricted cash, with high credit quality financial institutions as determined by rating agencies. As at December 31, 2012, approximately 71% (2011 – 37%) of Eldorado’s cash and cash equivalents, including restricted cash, are held with one financial institution. The Company considers this to be its only significant credit risk exposure.

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Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

23.	Financial risk management (continued)

Payment for metal sales is normally in advance or within fifteen days of shipment depending on the buyer. The historical level of customer defaults is negligible which reduces the credit risk associated with trade receivables at December 31, 2012.

(c) Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash and cash equivalent balances and by using its lines of credit as required. Management monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities. Contractual maturities relating to debt are included in Note 16.

23.2   Capital risk management

Eldorado’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of our mining projects.  Capital consists of all of the components of equity; share capital from ordinary shares, contributed surplus, accumulated other comprehensive income, retained earnings and non-controlling interests.

Consistent with others in the industry, Eldorado monitors capital on the basis of the debt to capital ratio and debt to EBITDA. The debt to capital ratio is calculated as debt, including current and non-current debt, divided by capital.  The debt to EBITDA ratio is calculated as debt, including current and non-current debt, divided by earnings before interest costs, taxes and depreciation.  This policy includes a target debt to capital ratio of less than 30% and a debt to EBITDA target ratio below 3.5.

As at December 31, 2012, our debt to capital ratio was 9.6% (2011 – 2.4%) and our debt to EBITDA ratio was 1.01 (2011 – 0.12).

These policy targets are managed through the repayments and issuances of debt as well as the continuing management of operations and capital expenditures.

23.3   Fair value estimation

Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.

The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e.,quoted prices for similar assets or liabilities).

•	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

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Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

23.	Financial risk management (continued)

Assets and liabilities measured at fair value on a recurring basis as at December 31, 2012 include:

	Balance at December 31, 2012	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable inputs
	$	$	$	$
		(Level 1)	(Level 2)	(Level 3)
Assets

Available-for-sale financial assets
Marketable securities	1,988	1,988	-	-

Total assets	1,988	1,988	-	-

No liabilities are measured at fair value on a recurring basis as at December 31, 2012.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in Level 1. Instruments included in Level 1 comprise primarily publicly-traded equity investments classified as held-for-trading securities or available-for-sale securities.

24.	Commitments

The Company’s contractual obligations, not recorded on the balance sheet, at December 31, 2012, include:

	2013 $	2014 $	2015 $	2016 and later $

Operating leases and capital expenditures	6,644	7,095	4,399	9,919
Purchase obligations	171,621	21,767	16,079	29,036

Totals	178,265	28,862	20,478	38,955

Purchase obligations in 2013 relate primarily to mine expansion projects at Kişladağ, mine development projects at Tocantinzinho and Eastern Dragon as well as operating and maintenance supply contracts at our operating mines.

25.	Contingencies

The Company is involved in legal proceedings from time to time, arising in the ordinary course of its business. As at December 31, 2012, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Eldorado’s financial position, results of operations or cash flows.

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Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

26.	Related party transactions

Key management includes directors (executive and non-executive), officers and senior management. The compensation paid or payable to key management for employee services, including amortization of share based payments, is shown below:

	2012	2011
	$	$
Salaries and other short-term employee benefits	12,206	18,897
Termination benefits	0	732
Defined benefit pension plan	1,900	2,088
Share based payments	11,959	10,654
	26,065	32,371

In November, 2012, our wholly owned subsidiary, Eldorado Gold Cooperatief U.A. (“the Coop”), entered into a bridge loan agreement with Nordic, a significantly influenced investment, for SEK 38,775,000 ($5,967).  The loan is to be settled by way of Nordic units at the time of Nordic’s new rights subscription. The loan is to be repaid in full, plus accrued interest at a rate of 15% per annum.  On January 22, 2013, the Nordic rights issue was fully subscribed and the Coop was issued 35,250,000 shares in Nordic at SEK 1.10 per share and was paid SEK 545,732 ($84) in accrued interest.

27.	Financial instruments by category

Fair value

The following table provides the carrying value and the fair value of financial instruments at December 31, 2012 and December 31, 2011:

	December 31, 2012		December 31, 2011
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Financial Assets
Held-for-trading
Restricted assets and other (SERP)	-	-	14,456	14,456

Available-for-sale
Marketable securities	1,988	1,988	2,640	2,640

Loans and receivables
Cash and cash equivalents	816,843	816,843	393,763	393,763
Restricted cash	241	241	55,390	55,390
Accounts receivable and other	105,600	105,600	34,630	34,630
Restricted assets and other	31,846	31,846	23,974	23,974

Financial Liabilities
Accounts payable and accrued liabilities	224,567	224,567	168,367	168,367
Debt	593,315	593,315	81,031	81,031

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Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

28.	Production costs

	2012	2011
	$	$
Production costs

Labor	90,709	59,079
Fuel	36,641	30,580
Reagents	44,156	39,873
Electricity	38,612	31,753
Mining contractors	58,628	31,677
Operating and maintenance supplies and services	100,216	73,532
Site general and administrative costs	26,082	19,210
Inventory change	(12,448)	13,185
Royalties, production taxes and selling expenses	45,350	47,595
Total production costs	427,946	346,484

29.	Interest and financing costs

	2012 $	2011 $
Interes t expens e	4,203	4,208
Financing fees	2,780	1,123
Total interes t and financing cos ts	6,983	5,331

30.	Earnings per share

The weighted average number of ordinary shares for the purposes of diluted earnings per share reconciles to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:

	December 31,	December 31,
	2012	2011
	(in thousands)	(in thousands)

Weighted average number of ordinary shares used in the calculation
of basic earnings per share	689,007	549,791
Diluted impact of stock options	1,662	1,834

Weighted average number of ordinary shares used in the calculation
of diluted earnings per share	690,669	551,625

The earnings used to calculate basic and diluted earnings per share for the year ended December 31, 2012 were $305,302 (2011 – $318,662).

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Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

31.	Segment information

Identification of reportable segments

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.

The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include operating profit, expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at December 31, 2012, Eldorado had six reportable segments based on the geographical location of mining and exploration and development activities.

31.1   Geographical segments

Geographically, the operating segments are identified by country and by operating mine or mine under construction. The Brazil reporting segment includes the Vila Nova mine, development activities of Tocantinzinho and exploration activities in Brazil. The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey. The China reporting segment includes the Tanjianshan (“TJS”), Jinfeng and White Mountain mines, the Eastern Dragon development project and exploration activities in China.

The Greece reporting segment includes the Stratoni mine and the Olympias, Skouries and Perama Hill development projects and exploration activities in Greece. The Romania reporting segment includes the Certej development project.  Other reporting segment includes operations of Eldorado’s corporate office and exploration activities in other countries. Financial information about each of these operating segments is reported to the CODM on at least a monthly basis.

	2012
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales to external customers	550,781	502,494	45,565	48,701	-	-	1,147,541
Production costs	132,390	220,476	36,443	38,637	-	-	427,946
Depreciation	19,023	80,853	5,277	6,463	-	1,913	113,529
Gross profit	399,368	201,165	3,845	3,601	-	(1,913)	606,066
Other material items of income and expense
Exploration expenses	8,504	12,635	10,379	1,574	150	6,279	39,521
Income tax expense	74,052	52,794	1,110	847	(540)	13	128,276
Additions to property, plant and
equipment during the year	191,659	119,571	18,843	79,800	9,923	1,315	421,111
Information about assets and liabilities
Property, plant and equipment (*)	699,182	1,952,545	198,586	2,422,868	593,210	2,351	5,868,742
Goodwill	-	365,928	-	473,782	-	-	839,710
	699,182	2,318,473	198,586	2,896,650	593,210	2,351	6,708,452
Debt	-	10,341	-	-	-	582,974	593,315

* Net of revenues from sale of pre-commercial production

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Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

31.	Segment information (continued)

	2011
	Turkey	China	Brazil	Greece	Other	Total
	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	458,985	587,889	56,863	-	-	1,103,737
Production costs	117,189	198,995	30,300	-	-	346,484
Depreciation	11,342	104,154	4,689	-	2,229	122,414
Gross profit	330,454	284,740	21,874	-	(2,229)	634,839

Other material items of income and expense
Exploration expenses	10,515	8,741	5,639	-	5,878	30,773
Income tax expense	94,781	70,131	125	260	290	165,587

Additions to property, plant and equipment
during the year	166,601	82,249	17,532	2,902	2,062	271,346

Information about assets and liabilities
Property, plant and equipment	591,896	1,903,793	185,667	163,239	3,315	2,847,910
Goodwill	-	365,928	-	-	-	365,928
	591,896	2,269,721	185,667	163,239	3,315	3,213,838

Debt	-	81,031	-	-	-	81,031

The Turkey and China segments derive their revenues from sales of gold.  The Brazil segment derives its revenue from sales of iron ore. The Greece segment derives its revenue from sales of zinc, lead and silver concentrates.

The measure of total debt represents the current and long-term portions of debt.

31.2   Economic dependence

At December 31, 2012, each of our Chinese mines had one major customer, to whom each sells its entire production, as follows:

TJS Mine	Henan Zhongyuan Gold Smelter Factory Co. Ltd.of Zhongjin Gold Holding Co. Ltd.
Jinfeng Mine	Zijin Refinery
White Mountain Mine	Refinery of Shandong Humon Smelting Co. Ltd.

31.3 Seasonality/cyclicality of operations

Management does not consider operations to be of a significant seasonal or cyclical nature.

32.	Events occurring after the reporting date

On January 11, 2013 the government of Greece has enacted legislation increasing the corporate income tax rate from 20% to 26%, effective January 1, 2013.  The Company calculated its deferred tax liability with respect to its Greek assets including the assets acquired as part of the EGU acquisition based on the 20% Greek income tax rate, as this was the legislated tax rate at the acquisition date.

As required by IAS 12, “Income Taxes”, when an income tax rate has changed the deferred tax liability must be adjusted to reflect the change in the income tax rate.  The adjustment is required to be charged to deferred income tax expense.  The Company anticipates that the increase in the Greek income tax rate from 20% to 26% will increase the deferred tax liability and the deferred tax expense by $130.0 million or approximately $0.18 per share in the first quarter of 2013.

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